

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2011

Mr. Mark E. Baldwin
Chief Financial Officer
Dresser-Rand Group Inc.
West8 Tower, Suite 1000
10205 Westheimer Road
Houston, TX 77042

> **Re:** **Dresser-Rand Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-32586**

Dear Mr. Baldwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis…, page 26

Effects of Foreign Currency Fluctuations, page 28

1.   We see the discussion of your Venezuelan operations here and on pages 18 and
        31. Please expand MD&A in future filings to provide a more comprehensive
        discussion of your Venezuelan operations that provides a greater level of
        information about the monetary assets and liabilities that are exposed to exchange
        rate changes and the sensitivity of your sales and cost of sales to future currency
        changes. Disclose the specific amount of bolivar-denominated monetary assets
        and liabilities as of each balance sheet date and provide a break-out of the
        amounts being re-measured at each exchange rate. Please disclose the amount for
        cash and accounts receivable, sales, costs of sales and operating profit for
        Venezuela and separately disclose the amounts denominated in bolivar fuerte and
        the U.S. dollar.

Liquidity and Capital Resources, page 36

2.   If significant to an understanding of your liquidity, please clarify the amount of
        cash and cash equivalents held outside of the U.S in future filings. Additionally,
        to the extent material, please describe any significant amounts that may not be
        available for general corporate use related to cash and investments held by foreign
        subsidiaries where you consider earnings to be indefinitely invested. We refer
        you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

3.   Please disclose in future filings your compliance with the debt covenants.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

4.   We see you have contracts with customers to design, develop, manufacture,
        modify, erect and commission complex customers which may take up to 15
        months to complete. Please tell us how you considered the guidance in FASB
        ASC 605-35 in your accounting treatment.

Note 9. Income Taxes, page F-17

5.   We refer to your disclosure here and on page 35 that you had a corporate
        restructuring. Please tell us how you considered Item 4 of SAB Topic 5-P.

Note 11. Pension Plans, page F-21

6.   We see your company pension plan contribution in 2010 was $7.3 million
        compared to $37.4 million in 2009 and a projected $30.7 million in 2011. Please
        tell us why 2010 was significantly lower.

7.   We refer to your disclosure related to pension assets valued using Level 3 inputs.
        With a view toward providing enhanced disclosure in future filings, please
        explain the methodology utilized in determining the fair value. Refer to FASB
        ASC 715-20-50-1(d)(3).

Note 15. Contingencies, page F-29

8.   With respect to contingencies such as the unfair labor practice litigation, please
        disclose an estimate of the range of loss, disclose any such amount in addition to
        the amount accrued is not material to the financial statements, or state that such
        estimate cannot be made. Refer to FASB ASC 450-20-50-4. Please also tell us
        how your disclosures consider the guidance from SAB Topic 5-Y.

Note 16. Warranties, page F-31

9.   Please tell us the nature of the adjustments to warranties issued in prior periods.
        Please tell us if this relates to a change in estimate and if so, where you have
        provided the disclosures required by FASB ASC 250-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief